UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CELLEGY PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

15115L103

(CUSIP Number)

Adamis Pharmaceuticals Corporation
2658 Del Mar Heights Road, #555
Del Mar, CA 92014
Telephone:  (858) 401-3984

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15115L103	13D	Page 2 of 10 Pages

1.		Name of Reporting Persons Adamis Pharmaceuticals Corporation
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) OO. See Item 3 herein.
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 12,165,236 shares of Common Stock*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,165,236 shares of Common Stock
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 40.78%
14.		Type of Reporting Person (See Instructions) CO

*Voting power is shared with certain executive officers of the Reporting Person. See Items 4 and 5.

Item1. Security and Issuer

(a)	Title of Security:

Common Stock, $0.0001 par value per share (the “Shares”).

(b)	Name of the Issuer:

Cellegy Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(c)	The Issuer’s principal executive office:

2085B Quaker Point Road
Quakertown, PA 18951

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Adamis Pharmaceuticals Corporation, a Delaware corporation (“Adamis”). Adamis is a specialty pharmaceutical company engaged in the research, development and commercialization of prescription medicines for the treatment of viral infections, including influenza. Adamis also markets several prescription allergy and respiratory products in the United States and is developing additional product candidates in the allergy and respiratory field. Adamis owns a specialty packaging company that provides packaging for pharmaceutical and nutraceutical products. Adamis is headquartered in Del Mar, California.

(b) The principal business offices of Adamis are located at 2658 Del Mar Heights Road, #555, Del Mar, CA 92017.

(c) During the last five years, neither Adamis nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, neither Adamis nor, to the best of its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On February 12, 2008, Issuer, Cellegy Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer (“Merger Sub”) and Adamis entered into an Agreement and Plan of Reorganization (“Merger Agreement”) whereby, pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Adamis (“Merger”) with Adamis surviving as a wholly-owned subsidiary of Issuer. Adamis stockholders will be entitled to receive one (post-reverse stock split) share of Issuer common stock. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 hereto and is incorporated herein by reference. The consummation of the Merger and the transactions contemplated by the Merger Agreement are subject to approval by the stockholders of the Issuer and of Adamis, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

As an inducement to Adamis to enter into the Merger Agreement, on February 12, 2008 Adamis and certain stockholders of Issuer representing approximately 40.78% of Issuer’s outstanding common stock (the “Voting Agreement Stockholders”) entered into voting agreements (the “Voting Agreements”). The Voting Agreements are described in more detail in Item 4 below. Pursuant to the Voting Agreements, each Voting Agreement Stockholder agreed to vote, and has granted to certain executives of Adamis an irrevocable proxy (the “Irrevocable Proxy”) to vote, all of such Voting Agreement Stockholder’s shares of Issuer’s common stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger, and certain other matters. No capital of Adamis is expected to be expended by Adamis in connection with the exercise of its rights with respect to the 12,165,236 shares of the Issuer’s common stock covered by the Voting Agreements. The form of the Voting Agreements is attached hereto as EXHIBIT 2 and incorporated herein by reference.

Item 4. Purpose of Transaction

As further described in Item 3 above, this statement relates to the merger of Merger Sub with and into Adamis, in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of Merger, the separate existence of Merger Sub will cease and Adamis will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Issuer. Holders of outstanding shares of common stock of Adamis will receive, in exchange for each share of Adamis common stock held by them, the right to receive 1 share (post-reverse stock split) of Issuer common stock. If the transaction is approved by Issuer’s stockholders, before the closing of the Merger, Issuer will implement a reverse stock split of its common stock so that the outstanding Issuer shares of common stock will be converted into a number of shares equal to the sum of $3,000,000 plus the amount of Issuer’s net working capital at the time of the closing of the Merger divided by $0.50. Following the Merger, the combined company expects to continue to be publicly traded, although it will most likely trade under a different corporate name. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

As an inducement to Adamis to enter into the Merger Agreement, on February 12, 2008 the Voting Agreement Stockholders entered into Voting Agreements in favor of Adamis. Pursuant to the terms of the Voting Agreements, each Voting Agreement Stockholder has agreed to vote (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement; (ii) in favor of any matter that could reasonably be expected facilitate the Merger; (iii) against approval of any proposal made in opposition to, or in competition or inconsistent with, consummation of the Merger or the transactions contemplated by the Merger Agreement; (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of Issuer or any subsidiary of Issuer, any reclassification or recapitalization of the capital stock of Issuer or any subsidiary of Issuer, or any sale of assets, change of control, or acquisition of Issuer or any subsidiary of Issuer by any other person, or any consolidation or merger of Issuer or any subsidiary of Issuer with or into any other person. In addition, each Voting Agreement Stockholder has agreed to (a) be subject to certain restrictions on the transfer of its shares of Issuer’s common stock and (b) irrevocably waive any rights to demand appraisal of any shares of Issuer’s common stock which may arise with respect to the Merger or any related transaction. Nothing in the Voting Agreements limit or restrict the Voting Agreement Stockholders from acting in such Voting Agreement Stockholders’ capacity as a director or officer of Issuer, if applicable.

The Voting Agreements terminate on the earliest to occur of (i) the date on which the Merger Agreement is validly terminated and (ii) the date on which Merger is consummated.

Pursuant to the Irrevocable Proxies contained in the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed certain executive officers of Adamis and Adamis to act as exclusive attorneys and proxies, with full power of substitution and resubstitution, as such Voting Agreement Stockholder’s lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote any shares of Issuer’s common stock held by the Voting Agreement Stockholders in favor of the approval and adoption of the Merger Agreement and approval of the Merger, and certain other matters. The Voting Agreement Stockholders retain the right to vote such shares in their discretion with respect to matters other than those identified in the Voting Agreements.

The names of the Voting Agreement Stockholders, the number of shares of the Issuer’s common stock, which, to Adamis’ knowledge, are beneficially owned by each such stockholder as of February 12, 2008 (including shares that the holder has the right to acquire within 60 days of February 12, 2008) and the percentage ownership of Issuer’s common stock held by the Voting Agreement Stockholders is set forth in SCHEDULE A hereto which is hereby incorporated by reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as EXHIBIT 2 to this Schedule 13D, which is incorporated herein by reference.

Under the terms of the Merger Agreement, Issuer shall take all necessary action to cause each of the individuals identified by Adamis to be appointed as a director of Issuer effective after the closing of the Merger. It is intended that Adamis will assume a majority of the positions on Issuer’s board of directors. Richard C. Williams, Issuer’s Chairman and Interim Chief Executive Officer, and current Issuer directors, John Q. Adams and Robert B. Rothermel, are expected to continue as directors of Issuer after the closing of the Merger. The foregoing summary is qualified in its entirety by reference to Section 5.8 of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, prior to the effective time of the Merger, Issuer shall recommend that its stockholders amend its certificate of incorporation to (i) change its corporate name to a name designated by Adamis; (ii) increase the number of authorized shares of Issuer to 185,000,000 shares; and (iii) to amend Issuer’s stock incentive plan to increase the number of shares reserved for issuance under the plan. Assuming Issuer receives the requisite stockholder approval, prior to the effective time of Merger, Issuer’s certificate of incorporation shall be amended as set forth in the Merger Agreement. Issuer’s bylaws shall remain unchanged. The foregoing summary is qualified in its entirety by reference to Section 5.10 of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, Issuer and Adamis may mutually agree to take actions in connection with one or more private placement offerings exempt from registration under the Securities Act of 1933, as amended, or other capital raising transactions approved by the Adamis board of directors. The foregoing summary is qualified in its entirety by reference to Section 5.17 of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

Other than as described above, Adamis currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Adamis reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, Adamis may be deemed to have the power to vote an aggregate of 12,165,236 shares of the Issuer’s common stock (excluding an aggregate of 547,600 shares that the Voting Agreement Stockholders have the right to acquire within 60 days of February 12, 2008), in each case for the limited purposes described in Item 4 above. Such shares constitute approximately 40.78% of the issued and outstanding shares of the Issuer’s common stock based on the number of shares outstanding at February 12, 2008. Other than with respect to the voting rights granted to Adamis pursuant to the Voting Agreements and the Irrevocable Proxies, Adamis does not have the right to vote such shares on any other matters. Adamis shares such voting power with the executives of Adamis identified in the Irrevocable Proxies. Adamis does not have any power to dispose or direct the disposition of any shares of the Issuer’s common stock.

Except as described herein, Adamis has not effected any transaction in the Issuer’s common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Adamis and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:
Agreement and Plan of Reorganization, dated as of February 12, 2008, by and among Cellegy Pharmaceuticals, Inc., Cellegy Holdings, Inc., and Adamis Pharmaceuticals Corporation. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 13, 2008 (SEC File No. 000-26372)).

Exhibit 2:
Form of Voting Agreement, dated February 12, 2008, by and among Adamis Pharmaceuticals Corporation and certain stockholders of Cellegy. (Incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on February 13, 2008 (SEC File No. 000-26372)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 22nd day of February, 2008.

ADAMIS PHARMACEUTICALS CORPORATION

/s/ Dennis J. Carlo
Name: Dennis J. Carlo Title: President/CEO

SCHEDULE A

VOTING AGREEMENT STOCKHOLDERS

Name of Voting Agreement Stockholder	Number of Shares Beneficially Held as of February 12, 2008 (Excluding Shares Acquirable within 60 days of February 12, 2008)	Number of Shares Acquirable within 60 days of February 12, 2008	Percentage Ownership as of February 12, 2008
Thomas J. Tisch	897,163	0	3.01%
James S. Tisch 1995 Issue Trust	207,722	0	0.70%
Four-Fourteen Partners	691,700	257,600	2.32%
James S. Tisch	897,164	0	3.01%
Andrew H. Tisch 1995 Issue Trust #1	103,861	0	0.35%
Andrew H. Tisch 1995 Issue Trust #2	103,861	0	0.35%
Andrew H. Tisch	897,164	0	3.01%
Daniel R. Tisch 1999 Issue Trust	207,722	0	0.70%
Daniel R. Tisch	897,164	0	3.01%
Thomas J. Tisch 1994 Issue Trust	207,722	0	0.70%
SJ Strategic Investments LLC	7,053,993	290,000	23.64%

EXHIBIT INDEX

Exhibit 1:
Agreement and Plan of Reorganization, dated as of February 12, 2008, by and among Cellegy Pharmaceuticals, Inc., Cellegy Holdings, Inc., and Adamis Pharmaceuticals Corporation. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 13, 2008 (SEC File No. 000-26372)).

Exhibit 2:
Form of Voting Agreement, dated February 12, 2008, by and among Adamis Pharmaceuticals Corporation and certain stockholders of Cellegy. (Incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on February 13, 2008 (SEC File No. 000-26372)).